EXHIBIT 12.1

M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months to June 30,	Year Ended December 31,

	2003	2002	2001	2000	1999	1998

Earnings	$154,488	$299,250	$283,562	$228,919	$181,602	$118,989

Fixed Charges	$26,524	$25,631	$26,116	$27,729	$24,223	$48,378
Earnings to Fixed Charges	5.82	11.68	10.86	8.26	7.50	2.46

Ratio Before Reclassification of Costs Associated with the Early Extinguishment of Debt (1)		11.68	10.86	8.26	7.50	5.07

Earnings:
Pretax Earnings from Continuing Operations	130,771	274,044	255,387	203,201	148,453	58,952
Add:
Fixed Charges	26,524	25,631	26,116	27,729	24,223	48,378
Less capitalized interest	(14,415)	(21,116)	(22,498)	(24,367)	(21,261)	(22,525)
Add amortization of previously capitalized interest	11,608	20,691	24,557	22,356	30,187	34,184

Total Earnings	154,488	299,250	283,562	228,919	181,602	118,989

Fixed Charges:
Homebuilding and corporate interest expense	0	0	0	0	0	0
Interest component of rent expense	1,728	2,812	2,253	2,177	1,615	0
Amortization and expensing of debt expenses (1)	10,381	1,703	1,365	1,185	1,347	25,853
Capitalized interest	14,415	21,116	22,498	24,367	21,261	22,525

Total Fixed Charges	26,524	25,631	26,116	27,729	24,223	48,378

(1)	The Company adopted the provisions of SFAS No. 145, with respect to the rescission of SFAS No. 4, in the first quarter of 2003. As a result, $24.9 million of costs in 1998 associated with the early extinguishment of debt, previously classified as an extraordinary item are currently classified as expenses related to debt redemption and are deducted in calculating pre-tax income. In the second quarter of 2003, the Company incurred $9.3 million in expenses related to debt redemption. The effect of the new classification has been reflected in the computation of the 1998 and 2003 ratios.